EXHIBIT 16

                                [DTN LETTERHEAD]

                                 MARCH 17, 2000

DEAR STOCKHOLDERS:

     We are pleased to inform you that, on March 3, 2000, Data Transmission Network Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with VS&A Communications Partners III, L.P., VS&A-DTN, LLC and DTN Acquisition Corporation providing for the acquisition of the common stock of the Company. Pursuant to the Merger Agreement, DTN Acquisition Corporation, a wholly owned direct subsidiary of VS&A-DTN, LLC and an indirect subsidiary of VS&A Communications Partners III, L.P., has commenced a tender offer for all outstanding shares of the Company's common stock at $29.00 per share, in cash net to seller (the "Offer").

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER BY DTN ACQUISITION CORPORATION AND THE SUBSEQUENT MERGER OF THE COMPANY WITH DTN ACQUISITION CORPORATION, AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO THE COMPANY'S STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     Following the successful completion of the Offer, DTN Acquisition Corporation will be merged with the Company (the "Merger"), and all shares not purchased in the Offer will be converted into the right to receive $29.00 per share in cash in the Merger without interest. As a result of the Merger, the Company will become an indirect subsidiary of VS&A Communications Partners III, L.P.

     If fewer than 90% of the outstanding shares of common stock of the Company are tendered, the Offer may not be consummated. In this case, the Company will call a meeting of the stockholders to vote on the Merger. If a majority of stockholders approve the Merger, DTN Acquisition Corporation will be merged with and into the Company, VS&A-DTN, LLC will own all of the shares of the common stock of the Company, and stockholders of the Company will receive $29.00 per share in cash in the merger. Because there are additional legal and regulatory requirements involved in the event a stockholder meeting is required to approve the merger, this may delay your receipt of payment for your shares. Accordingly, we recommend that you tender your shares in response to the tender offer, in order to expedite your receipt of the $29.00 per share cash price.

     Enclosed with this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14d-9, which describes the reasons for your Board's recommendation. Also enclosed are the Offer to Purchase by DTN Acquisition Corporation, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the tender offer, and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.
                                          Very truly yours,

                                          /s/ GREG T. SLOMA
                                          --------------------------------------
                                          Greg T. Sloma
                                          Chief Operating Officer and President